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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*



                            PETROGLYPH ENERGY, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   71649C101
                                 (CUSIP Number)

                              Richard L. Covington
                          777 Main Street, Suite 2700
                            Fort Worth, Texas 76102
                                 (817) 338-9235
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 24, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 71649C101                SCHEDULE 13D
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(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons

            R. GAMBLE BALDWIN

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(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a) []
                                                                          (b) []
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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)                         OO (See Item 3)

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(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                      []

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(6)   Citizenship or Place of Organization          R. GAMBLE BALDWIN IS A
                                                    CITIZEN OF THE UNITED
                                                    STATES OF AMERICA.

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     Number of                    (7)     Sole Voting Power            1,155,290
     Shares                       ----------------------------------------------
     Beneficially
     Owned by                     (8)     Shared Voting Power                  0
     Each                         ----------------------------------------------
     Reporting
     Person With:                 (9)     Sole Dispositive Power       1,155,290
                                  ----------------------------------------------

                                  (10)    Shared Dispositive Power             0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person     1,155,290

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(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                      []

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(13)  Percent of Class Represented by Amount in Row (11)               21.66%(1)

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(14)  Type of Reporting Person (See Instructions)                             IN

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    (1)  Based on the 5,333,333 shares of Common Stock outstanding as of
October 24, 1997, as reported in the Issuer's Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission on October 20, 1997.

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ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Petroglyph Energy, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 6209 North Highway 61, Hutchinson, Kansas 67502.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a)-(c) R. Gamble Baldwin ("Mr. Baldwin") is the sole general partner of G.F.W. Energy, L.P., a Delaware limited partnership ("GFW"), which is the sole general partner of Natural Gas Partners, L.P., a Delaware limited partnership (the "Partnership"). Mr. Baldwin's principal business address and business office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The present principal occupation of Mr. Baldwin is acting as the general partner of GFW and serving as a member of various entities that are investors and/or managers of oil and gas ventures.

      (d) Mr. Baldwin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Mr. Baldwin had not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Baldwin is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Partnership and certain co-investors, including Mr. Baldwin (the "Co-Investors"), formerly owned limited partnership interests in Petroglyph Gas Partners, L.P. (the "LP Units"). The sole general partner of Petroglyph Gas Partners, L.P. is Petroglyph Energy, Inc., a Kansas corporation ("PEI," and together with Petroglyph Gas Partners, L.P., the "Subsidiaries"). Pursuant to an Exchange Agreement dated as of October 24, 1997, the Issuer was formed for the purpose of becoming the holding company for the Subsidiaries. Under the terms of the Exchange Agreement, on October 24, 1997, the Partnership exchanged its LP Units for 1,137,883 shares of Common Stock. As a holder of LP Units, Mr. Baldwin exchanged those interests for 17,407 shares of Common Stock.

ITEM 4.     PURPOSE OF TRANSACTION.

      Mr. Baldwin acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions, and other factors that each may deem significant to his or its respective investment decisions, the Partnership, GFW and Mr. Baldwin may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that they or any of them may hereafter acquire; provided, that such purchases and sales are otherwise made in compliance with the lock-up agreements made by the Partnership and Mr. Baldwin, as more fully described in Item 6 hereof,





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and, to the extent applicable, with the Articles of Incorporation and bylaws of the Issuer and any credit agreements and indentures to which the Issuer is a party.

      Except as set forth in this Item 4, Mr. Baldwin has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) R. Gamble Baldwin may, as the sole general partner of GFW, be deemed to be the beneficial owner of all 1,137,883 shares of Common Stock beneficially owned by the Partnership, of which GFW is the sole general partner. In addition, Mr. Baldwin directly owns 17,407 shares of Common Stock in his individual capacity. Thus, Mr. Baldwin may be deemed to be the beneficial owner of an aggregate of 1,155,290 shares of Common Stock, which constitute approximately 21.66% of the total number outstanding.

      (b) As the sole general partner of GFW, Mr. Baldwin has the sole power (and no shared power) to vote or direct the vote or dispose or direct the disposition of 1,137,883 shares of Common Stock. Additionally, in his individual capacity, Mr. Baldwin has the sole power (and no shared power) to vote or direct the vote or dispose or direct the disposition of 17,407 shares of Common Stock.

      (c) Except as otherwise described herein or in any exhibit filed herewith, Mr. Baldwin has not effected any transactions in shares of Common Stock during the past 60 days.

      (d) No person other than Mr. Baldwin has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by him.

      (e) It is inapplicable for the purposes herein to state the date on which Mr. Baldwin ceased to be the owner of more than 5% of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Mr. Baldwin, the Partnership, the other Co-Investors and the former owners of the PEI common stock who received shares of Common Stock pursuant to the Exchange Agreement (such shares the "Registrable Securities") have entered into a Registration Rights Agreement with the Issuer. Pursuant to the Registration Rights Agreement, on three separate occasions commencing on the 180th day following the effective date of the Issuer's initial registration statement under the securities laws, the holders of at least thirty 35% of the total Registrable Securities then outstanding may require the Issuer to register the Registrable Securities held by those parties, provided that the shares to be registered have an estimated aggregate offering price to the public of at least Five Million Dollars ($5,000,000). In addition, the Registration Rights Agreement allows the Partnership and the Individual Parties to include shares held by them in certain registrations initiated by the Issuer. The Registration Rights Agreement was previously filed the the Securities and Exchange Commission as Exhibit 10.2 to the Issuer's Registration Statement on Form S-1 as filed on August 22, 1997, and is incorporated as an exhibit hereto by reference.





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      Mr. Baldwin has entered into a Lock-up Agreement with Prudential
Securities Incorporated, Oppenheimer & Company, Inc. and Johnson Rice & Company L.L.C. as representatives of the several Underwriters. Pursuant to the Lock-up Agreement, Mr. Baldwin has agreed that for 180 days after the date of the Issuer's prospectus filed in connection with the Issuer's recent initial public offering of Common Stock, he will not, directly or indirectly, (i) offer, sell, or contract to sell any shares of Common Stock or securities substantially similar to the Common Stock, including but not limited to, any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any such substantially similar securities or
(ii) offer, sell, or contract to sell any LP Units or shares of PEI common stock or securities substantially similar to the LP Units or PEI common stock, including but not limited to, any securities that are convertible into or exchangeable for, or that represent the right to receive, LP Units or PEI common stock or any such substantially similar securities without the prior written consent of Prudential Securities Incorporated. See Exhibit 10.1 attached hereto for a complete copy of the Lock-up Agreement.

      Mr. Baldwin is also a party to a Stockholders Agreement dated as of August 22, 1997 with the Issuer, Natural Gas Partners, L.P., Natural Gas Partners II, L.P., Natural Gas Partners III, L.P., Albin Income Trust, John S. Foster, Kenneth A. Hersh, Bruce B. Selkirk, III, Robert C. Murdock, Robert A. Christensen, and S. Kennard Smith. Pursuant to the Stockholders Agreement, no stockholder that is a party thereto may transfer any shares of Common Stock unless he or it allows the other parties the opportunity to join such proposed transfer on a pro-rata basis, as provided in the Stockholders Agreement (the "Tag Along Rights"). The Tag Along Rights do not apply in certain situations, such as transfers to a spouse or a charity or for testamentary purposes. The Stockholders Agreement was previously filed the the Securities and Exchange Commission as Exhibit 10.1 to the Issuer's Registration Statement on Form S-1 as filed on August 22, 1997, and is incorporated as an exhibit hereto by reference.

      Except as described herein or in any exhibit filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships between Mr. Baldwin and any other person with respect to the shares of Common Stock deemed to be beneficially owned by Mr. Baldwin.





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ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

10.1  -     Lock-up Agreement made by and among Prudential Securities
            Incorporated,  Oppenheimer & Co., Inc., Johnson Rice & Company,
            L.L.C., as representatives of the several Underwriters, and R.
            Gamble Baldwin.


10.2  -     Stockholders Agreement made by and among Natural Gas Partners,
            L.P., Natural Gas Partners II, L.P., Natural Gas Partners III,
            L.P., Albin Income Trust, R. Gamble Baldwin, John S. Foster,
            Kenneth A. Hersh, Bruce B.  Selkirk, III, Robert c. Murdock, Robert
            A. Christensen and S. Kennard Smith, filed as Exhibit 10.1 to the
            Issuer's Registration Statement on Form S-1 (Registration Number
            333-34251) as filed with the Securities and Exchange Commission on August 22, 1997 and incorporated herein by reference

10.3  -     Registration Rights Agreement made by and among Petroglyph Energy,
            Inc. (a Delaware corporation), Natural Gas Partners, L.P., Natural
            Gas Partners II, L.P., Natural Gas Partners III, L.P., Albin Income
            Trust, R.  Gamble Baldwin, John S. Foster, Kenneth A. Hersh, Bruce
            B. Selkirk, III, Robert c. Murdock, Robert A.  Christensen and S.
            Kennard Smith, filed as Exhibit 10.2 to the Issuer's Registration
            Statement on Form S-1 (Registration Number 333-34251) as filed with the Securities and Exchange Commission on August 22, 1997 and incorporated herein by reference





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                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 3, 1997                         /s/ R. Gamble Baldwin
                                                ---------------------------
                                                    R. Gamble Baldwin


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                                 EXHIBIT INDEX


EXHIBIT
NUMBER                  DESCRIPTION
------                  -----------
10.1  -     Lock-up Agreement made by and among Prudential Securities
            Incorporated,  Oppenheimer & Co., Inc., Johnson Rice & Company,
            L.L.C., as representatives of the several Underwriters, and Natural
            Gas Partners II, L.P.

10.2  -     Stockholders Agreement made by and among Natural Gas Partners,
            L.P., Natural Gas Partners II, L.P., Natural Gas Partners III,
            L.P., Albin Income Trust, R. Gamble Baldwin, John S. Foster,
            Kenneth A. Hersh, Bruce B.  Selkirk, III, Robert c. Murdock, Robert
            A. Christensen and S. Kennard Smith, filed as Exhibit 10.1 to the
            Issuer's Registration Statement on Form S-1 (Registration Number
            333-34251) as filed with the Securities and Exchange Commission on
            August 22, 1997 and incorporated herein by reference

10.3  -     Registration Rights Agreement made by and among Petroglyph Energy,
            Inc. (a Delaware corporation), Natural Gas Partners, L.P., Natural
            Gas Partners II, L.P., Natural Gas Partners III, L.P., Albin Income
            Trust, R.  Gamble Baldwin, John S. Foster, Kenneth A. Hersh, Bruce
            B. Selkirk, III, Robert c. Murdock, Robert A.  Christensen and S.
            Kennard Smith, filed as Exhibit 10.2 to the Issuer's Registration
            Statement on Form S-1 (Registration Number 333-34251) as filed with the Securities and Exchange Commission on August 22, 1997 and
            incorporated herein by reference
